                                                     Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-78159

PROSPECTUS SUPPLEMENT
To prospectus dated July 7, 1999

                                 $150,000,000

                                 [DIME LOGO]

                              DIME BANCORP, INC.

                          7% NOTES DUE JULY 25, 2001
                             ----------------------
   Dime Bancorp, Inc. is offering $150,000,000 of its 7% Notes due July 25, 2001. We will pay interest on the notes on January 25 and July 25 of each year, beginning January 25, 2000.

     The notes are unsecured and rank equally with all of our other unsecured, senior indebtedness. The notes will only be issued in registered form in denominations of $1,000. The notes will not be redeemable prior to their scheduled maturity.

     These notes are not deposits or obligations of any bank or savings association and are not issued or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-3 FOR CERTAIN INFORMATION RELEVANT TO THE NOTES.
                             ----------------------

                                                               PER NOTE      TOTAL
                                                               --------      -----
Public offering price......................................     99.854%   $149,781,000
Underwriting discount......................................        .35%   $    525,000
Proceeds, before expenses, to Dime.........................     99.504%   $149,256,000

     None of the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about July 12, 1999.
                             ----------------------
CREDIT SUISSE FIRST BOSTON                                   MERRILL LYNCH & CO.
GOLDMAN, SACHS & CO.
                 LEHMAN BROTHERS
                                  J.P. MORGAN & CO.
                                               SALOMON SMITH BARNEY
                             ----------------------
            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 7, 1999.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Risk Factors................................................    S-3
Forward-Looking Statements..................................    S-5
Use of Proceeds.............................................    S-5
Recent Developments.........................................    S-5
Description of Notes........................................    S-6
Underwriting................................................    S-6
Validity of the Notes.......................................    S-7
Experts.....................................................    S-7
Where You Can Find More Information.........................    S-8

PROSPECTUS

The Company.................................................      2
Use of Proceeds.............................................      2
Certain Regulatory Considerations...........................      3
Description of Debt Securities We May Offer.................      5
Plan of Distribution........................................     15
Validity of the Debt Securities.............................     16
Where You Can Find More Information.........................     16
Experts.....................................................     16

                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

                                  RISK FACTORS

     In addition to the information contained elsewhere in this prospectus supplement, the accompanying prospectus or incorporated in this prospectus supplement or the accompanying prospectus by reference, you should carefully consider the following factors before making any final decision. See "Where You Can Find More Information" to learn where you can obtain additional information.

AN ECONOMIC DOWNTURN MAY LEAD TO LESS DEMAND FOR DIME'S SERVICES AND REDUCE DIME'S EARNINGS

     Our business faces various risks. In a recession or other economic downturn these risks would probably become more acute, and might lead to less demand for our loan production or other services. The volume of our loan production depends upon demand for the types of loans we produce and the competition for such loans in the marketplace. Fluctuations in consumer confidence, real estate values, interest rates and investment returns could combine to make the types of loans we produce less attractive. In particular, an increase in long-term interest rates could reduce the volume of loans funded and sold by us and thereby reduce our earnings. In addition, during recessions and economic downturns, the number of foreclosures generally increases, which could lead to a higher number of lawsuits against us.

CHANGES IN INTEREST RATES MAY REDUCE DIME'S NET INCOME

     We realize a major part of our income from the differential or "spread" between the interest we earn on our assets, such as loans and investments, and the interest we pay on our liabilities, such as deposits and borrowings. Differences between the maturity and repricing terms of these assets and liabilities affect the size of the spread. In general, our interest-bearing liabilities reprice or mature sooner than our interest-earning assets. This means that higher interest rates may decrease the spread and reduce our net interest income. If interest rates decline, however, our loans and investments may, on average, reprice sooner than our deposits or be prepaid earlier than expected, which may also decrease the spread and lower our net interest income. In addition, changes in the relationship between long-term and short-term interest rates (known as the "yield curve") or changes in the relationship between our funding costs and the return on our loans and other investments can adversely impact our net interest spread and net interest income.

     In addition, we earn a large part of our revenues from mortgage banking activities, which are also subject to interest rate risk. First, we hold a large portfolio of mortgage servicing assets. When interest rates fall, borrowers are more likely to prepay the loans underlying these assets. This leads to lower future servicing revenues and therefore a decline in the value of these mortgage servicing assets. Second, we produce mortgage loans and then sell them in the secondary mortgage market as mortgage-backed securities. In this case, we face the risk that interest rates may change between the time we produce the loans and the time we sell the loans as mortgage-backed securities.

     We use a variety of techniques to try to reduce our exposure to interest rate fluctuations, but we cannot eliminate this risk.

YEAR 2000 ISSUE MAY CAUSE COMPUTER-RELATED DISRUPTIONS

     Many existing computer programs use only two digits to identify a year in a data field. These programs were designed and developed without considering the upcoming end of the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000 or possibly earlier. The Year 2000 issue affects us because the financial services industry depends heavily on computer applications in a variety of ways, including the following:

     - We rely on computer systems in almost all aspects of our business, including the processing of deposits, loans and other services and products offered to customers as well as for environmental issues such as heating, ventilation and air conditioning in buildings where we conduct our business. The failure of these computer systems could cause disruptions and failures with respect to the products and services we offer.

     - Other banks, clearinghouses and vendors whose products and services we use are at risk of disruptions and failures in the event that they have not adequately addressed their Year 2000 issues.

     - The creditworthiness of borrowers and the stability of The Dime Savings Bank of New York, FSB's deposits might be diminished by disruptions of the businesses of its customers as a result of their own or others' failure to address adequately the Year 2000 issue.

     - Federal banking agencies have issued guidance on the business-wide risk posed to financial institutions by the Year 2000 problem. These agencies may take supervisory actions against financial institutions that fail to address Year 2000 issues appropriately.

     In order to address the Year 2000 issues facing us, our management initiated a program to prepare our computer systems and applications for the Year 2000. We have completed the process of assessing and analyzing the systems issues associated with the Year 2000 problem and have adopted a plan to modify or replace certain existing systems or software. We have successfully completed the conversion of substantially all of our internal mission-critical systems. As a result, substantially all of our internal mission-critical systems are now Year 2000 capable. We are continuing post-conversion testing of our internal mission-critical systems and interface testing with mission-critical and other material third parties.

     We have also established remediation contingency plans and business resumption contingency plans for our mission-critical systems. These contingency plans focus on mitigating (i) the risks associated with the failure to remediate our mission-critical systems prior to the Year 2000 and (ii) the operational risks to us and our customers should our core business processes fail, regardless of whether our internal mission-critical systems are remediated by the Year 2000.

     Further, we are communicating with important vendors and service providers to evaluate their readiness to meet the Year 2000 challenge and determine our exposure if they fail to address the problem.

     Finally, we have implemented a process of ongoing credit risk assessment and monitoring of our significant commercial real estate and business lending customers in an effort to prepare for any Year 2000-related risk that may adversely affect us.

     Through March 31, 1999, we spent approximately $21 million in connection with our Year 2000 program. We do not anticipate incurring any significant additional expense in completing this program. The total expense substantially reflects consulting fees associated with software modification, project management and programming, but does not reflect the costs of having our personnel spend time on Year 2000 issues or capital expenditures on systems that would have been made regardless of Year 2000 issues.

     We cannot guarantee that our efforts will be accomplished in a timely manner or that our failure or the failure of material third parties to do so will not have a material adverse effect on us.

DIME IS EXTENSIVELY REGULATED

     Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on us. Policies adopted by these entities can affect our business operations and the availability, growth and distribution of our investments, borrowings and deposits. In addition, federal authorities periodically conduct examinations of us and may impose various requirements or sanctions.

     Most of our cash flow comes from dividends and other capital distributions paid to us by Dime Savings Bank, and our ability to make payments on our securities (including the notes to be offered pursuant to this prospectus supplement and the accompanying prospectus) is therefore dependent upon our ability to receive these distributions. Certain statutes and regulations restrict Dime Savings Bank's ability to pay dividends or make other distributions on its capital stock or otherwise and thus limit the transfer of funds to us.

LEGISLATIVE AND REGULATORY PROPOSALS MAY
UNFAVORABLY AFFECT DIME

     Proposals to change the laws governing financial institutions are frequently raised in Congress and before bank regulatory authorities. Changes in applicable laws or policies could materially affect our business, and the likelihood of any major changes in the future and their effects are impossible to determine. Moreover, it is impossible to predict the ultimate form any proposed legislation might take or how it might affect us.

INTENSE COMPETITION EXISTS FOR LOANS AND DEPOSITS

     Competition among financial institutions in attracting and retaining deposits and making loans is intense. Traditionally, Dime Savings Bank has faced competition for deposits from other thrifts and commercial banks in the greater New York City metropolitan area. However, in recent years "nonbank" investment alternatives, such as money market mutual funds and corporate and governmental debt securities, have become significant competitors for available funds. Dime Savings Bank competes for loans with other thrift institutions, commercial banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional investors and lenders. Many of the institutions that Dime Savings Bank competes with for deposits and loans are substantially larger than Dime Savings Bank.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

     - interest rate movements;

     - competition from both financial and non-financial institutions;

     - changes in applicable laws and regulations;

     - the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond our control; and

     - general economic conditions, either nationally or in some or all of the states in which we do business, or conditions in securities markets, may be less favorable than we currently anticipate.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the notes for general corporate purposes, including working capital, capital expenditures, investments in or loans to our subsidiaries, refinancing of debt, redemption or repurchase of shares of our outstanding common stock, funding of possible business combinations and the satisfaction of other obligations.

                              RECENT DEVELOPMENTS

     On April 19, 1999, we announced a definitive agreement to acquire the automobile finance business conducted by Citibank, N.A. As part of this deal, Dime Savings Bank will acquire a portfolio consisting of automobile loans, dealer floor-plan loans and commercial real estate loans, which, in total, amounted to about $930 million as of the date of the announcement. Dime Savings Bank will also assume certain deposit relationships. This transaction is subject to regulatory approval and is currently expected to close during the third quarter of 1999.

     On May 21, 1999, we completed our previously announced acquisition of Lakeview Financial Corp. and its subsidiary, Lakeview Savings Bank. At the date of the acquisition, Lakeview had eleven banking branches in Northern New Jersey, assets of about $560 million and deposits of about $460 million.

     On May 27, 1999, we announced a definitive agreement with KeyBank N.A., a subsidiary of KeyCorp, to acquire all of KeyBank's 28 banking branches on Long Island. When this agreement was signed, these branches had about $1.3 billion in deposits and $415 million of business and consumer loans. This transaction is subject to regulatory approval and is currently expected to close during the third quarter of 1999.

                              DESCRIPTION OF NOTES

     This section summarizes the specific financial and legal terms of the notes that are more generally described under "Description of Debt Securities We May Offer" beginning on page 5 of the prospectus attached to the back of this prospectus supplement. If anything described in this section is inconsistent with the terms described under "Description of Debt Securities We May Offer" in the attached prospectus, the terms described here prevail.

GENERAL

     We will issue the notes under an indenture dated January 27, 1999 with First Union National Bank, as trustee. For a more complete description of the indenture, see "Description of Debt Securities We May Offer" in the accompanying prospectus. The notes will rank pari passu with each other and with all of our other unsecured senior indebtedness.

     The notes will bear interest at 7% per year and will mature on July 25, 2001. The notes will bear interest from July 12, 1999 or from the most recent interest payment date on which interest has been paid or provided for. We will pay interest twice a year in arrears on January 25 and July 25 of each year to the persons in whose names the notes are registered at the close of business on the immediately preceding January 10 and July 10, respectively, whether or not such day is a business day in New York, New York. The first interest payment date will be January 25, 2000.

     We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes will, together with such prior notes having the same terms, constitute a single series of notes under the indenture.

SINKING FUND

     The notes will not be entitled to the benefit of a sinking fund.

BOOK-ENTRY SYSTEM

     One or more global securities deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") will represent the notes. The global securities representing the notes will be registered in the name of a nominee of DTC. Except under the circumstances described in the accompanying prospectus under "Global Securities," we will not issue the notes in definitive form.

REDEMPTION

     The notes will not be redeemable prior to their scheduled maturity.

                                  UNDERWRITING

     Subject to the terms and conditions stated in an underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of the notes set forth next to its name.

                                           PRINCIPAL
             UNDERWRITER                AMOUNT OF NOTES
Credit Suisse First Boston
  Corporation.........................    $60,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................     60,000,000
Goldman, Sachs & Co. .................      7,500,000
Lehman Brothers Inc. .................      7,500,000
J.P. Morgan Securities Inc. ..........      7,500,000
Salomon Smith Barney Inc. ............      7,500,000
                                         ------------
          Total.......................   $150,000,000
                                         ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer the notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of .20% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of .15% of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include over-allotment and stabilizing transactions, and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes. Short positions created by the underwriters involve the sale by the underwriters of a greater number of notes than they are required to purchase from us in the offering. The underwriters may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the notes sold in the offering for their account may be reclaimed by the underwriters if such notes are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The notes are a new series of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     We estimate that our total expenses for this offering will be approximately $260,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     In the ordinary course of their respective businesses, certain of the underwriters or their affiliates may engage in transactions with or perform services for us or our affiliates.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for us by Sullivan & Cromwell, New York, New York and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 included in our 1998 annual report on Form 10-K and incorporated by reference in this prospectus supplement have been incorporated by reference herein and in the registration statement of which this prospectus supplement is a part in reliance on the report of KPMG LLP, independent public accountants, included in our 1998 annual report on Form 10-K, and incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's public reference rooms in its offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Because our common stock is listed on the NYSE, you may inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" information we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus supplement and accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes.

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     - Current Reports on Form 8-K dated January 21, 1999, January 28, 1999, April 15, 1999, April 26, 1999 and May 27, 1999; and Amendment No. 1 to Current Report on Form 8-K dated April 19, 1999.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

  Dime Bancorp, Inc.
  589 Fifth Avenue
  New York, New York 10017
  Attention: Investor Relations Department
  Telephone (212) 326-6170

PROSPECTUS

                                  $300,000,000

                               DIME BANCORP, INC.
                                DEBT SECURITIES

                               ------------------

     We may, from time to time, issue up to $300,000,000 aggregate principal amount of debt securities. We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

     We may sell these debt securities to or through underwriters, and also to other purchasers or through agents. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

                               ------------------

     The debt securities are not deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

                               ------------------

     NONE OF THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE OFFICE OF THRIFT SUPERVISION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE DEBT SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS JULY 7, 1999.

                                  THE COMPANY

DIME AND DIME SAVINGS BANK
     We were incorporated under the laws of the State of Delaware in 1994. Our principal executive office is located at 589 Fifth Avenue, New York, New York 10017. Our telephone number is (212) 326-6170. We are the holding company for Dime Savings Bank. Dime Savings Bank was organized in 1859, converted from a state charter to a federal charter in 1983 and converted to stock ownership in 1986. Headquartered in New York City, Dime Savings Bank currently operates 89 branches in the greater New York metropolitan area. Through Dime Savings Bank and its subsidiaries, we also provide mortgage banking and selected consumer financial services throughout the United States. At March 31, 1999, we had consolidated total assets of $21.6 billion, deposits of $13.2 billion and stockholders' equity of $1.4 billion.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges.

                        3 MONTHS                   YEAR
                          ENDED                   ENDED
                        MARCH 31,              DECEMBER 31,
                       -----------   --------------------------------
                       1999   1998   1998   1997   1996   1995   1994
                       ----   ----   ----   ----   ----   ----   ----
Excluding interest on
  deposits             2.06x  1.83x  1.98x  1.57x  1.42x  1.26x  1.22x
Including interest on
  deposits             1.45   1.35   1.39   1.22   1.17   1.12   1.09

     For purposes of computing these ratios, earnings represent income before income taxes, extraordinary items and cumulative effect of a change in accounting principle, plus fixed charges. Fixed charges, excluding interest on deposits, represent interest expense (other than interest on deposits), one-third (the proportion that represents the interest factor) of rent expense and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest expense, one-third (the proportion that represents the interest factor) of rent expense and all amortization of debt issuance costs.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the debt securities for general corporate purposes, including working capital, capital expenditures, investments in or loans to our subsidiaries, refinancing of debt, including outstanding commercial paper and other short-term indebtedness, if any, redemption or repurchase of shares of our outstanding common stock, funding of possible business combinations, the satisfaction of other obligations, or for such other purposes as may be specified in the applicable prospectus supplement.

     We continually evaluate possible business combination opportunities. As a result, future business combinations involving cash, debt or equity securities may occur. Any future business combination or series of business combinations that we might undertake may be material, in terms of assets acquired, liabilities assumed or otherwise, to our financial condition.

                       CERTAIN REGULATORY CONSIDERATIONS

     As a savings and loan holding company, we are subject to supervision by the Office of Thrift Supervision (the "OTS"). Dime Savings Bank is a federally chartered savings bank subject to comprehensive regulation, examination and supervision by the OTS, as the primary federal regulator of savings associations, and by the Federal Deposit Insurance Corporation (the "FDIC"), as the administrator of the federal deposit insurance funds. A portion of Dime Savings Bank's deposits is insured by the Savings Association Insurance Fund, and a portion is insured by the Bank Insurance Fund. Dime Savings Bank is required to file reports with the OTS and the FDIC concerning its activities and financial condition. Dime Savings Bank is a member of the Federal Home Loan Bank of New York and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System.

     This section briefly describes some of the key statutory provisions and regulations applicable to us and Dime Savings Bank. This section does not contain a complete description of all the statutes and regulations affecting our business. The regulatory scheme has been established primarily for the protection of depositors and the financial system generally and is not intended for the protection of stockholders or other creditors.

     As a holding company, our ability to make payments on our securities (including those offered pursuant to this prospectus and any accompanying prospectus supplement) is largely dependent on our ability to receive dividends and other funds from Dime Savings Bank. In addition, our ability to make payments on our securities (including those offered pursuant to this prospectus and any accompanying prospectus supplement) is also affected by statutes and regulations relating to the business of federal savings associations that have the effect of limiting transfers of funds from Dime Savings Bank to us. The nature and extent of these restrictions depend upon Dime Savings Bank's level of regulatory capital and its income.

REGULATORY CAPITAL REQUIREMENTS

     Under federal statute and OTS regulations, savings associations are required to comply with three separate capital adequacy standards. These institutions are required to have "core capital" equal to at least 3% of adjusted total assets, "tangible capital" equal to at least 1.5% of adjusted total assets and "total risk-based capital" equal to at least 8% of risk-weighted assets.

     "Core capital" includes common stockholders' equity (including common stock, common stock surplus and retained earnings, but excluding any unrealized gains or losses, net of related taxes, on certain securities available for sale), noncumulative perpetual preferred stock and any related surplus and minority interests in the equity accounts of fully consolidated subsidiaries. Intangible assets, other than servicing assets valued in accordance with applicable regulations and purchased credit card relationships, generally must be deducted from core capital. Servicing assets and purchased credit card relationships may together represent up to 100% of core capital, although the amount of purchased credit card relationships and non-mortgage-related servicing assets included in core capital may not together exceed 25% of core capital.

     "Tangible capital" means core capital less any intangible assets (except for mortgage servicing assets includable in core capital) and investments in subsidiaries that are not "includable subsidiaries" (except as permitted by regulation).

     For purposes of the risk-based capital requirement, "total risk-based capital" means core capital plus supplementary capital, so long as the amount of supplementary capital that is used to satisfy the requirement does not exceed the amount of core capital. "Supplementary capital" includes, among other things, subordinated debt issued pursuant to OTS regulations, general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on certain securities available for sale. Risk-weighted assets are determined by multiplying certain categories of the savings association's assets, including off-balance sheet equivalents, by an assigned risk weight of 0% to 100% based on the credit risk associated with those assets as specified in OTS regulations.

     As of March 31, 1999, Dime Savings Bank had core capital and tangible capital of $1.3 billion, which was equal to 6.17% of adjusted total assets, and total risk-based capital of $1.4 billion, which was equal to 10.91% of risk-weighted assets, and exceeded the capital requirements imposed by the OTS.

     In 1991, Congress enacted the "prompt corrective action" provisions of the Federal Deposit Insurance Act, which established five capital-based categories for depository institutions insured by the FDIC: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The OTS must take certain mandatory action and may take other discretionary action with respect to savings associations in the three undercapitalized categories. Under OTS regulations, an institution is treated as well capitalized if its ratio of total risk-based capital to risk-weighted assets is 10% or more, its ratio of core capital to risk-weighted assets is 6% or more, its ratio of core capital to adjusted total assets is 5% or more and it is not subject to any order or directive by the OTS to meet a specific capital level. At March 31, 1999, Dime Savings Bank continued to satisfy the published standards for a well capitalized institution.

LIMITATIONS ON CAPITAL DISTRIBUTIONS

     Savings associations such as Dime Savings Bank may not make capital distributions (or pay management fees to their holding companies) if, following the distribution, they would be "undercapitalized" as described above. In addition, OTS regulations limit a savings association's ability to pay dividends and make other capital distributions. For this purpose, "capital distributions" include, among other things, cash dividends, payments to repurchase, redeem, retire or otherwise acquire the savings association's shares or debt instruments included in total capital, payments of cash or other property to the savings association's owners or affiliates made in connection with a corporate restructuring, payments to stockholders of another institution in a cash-out merger, other distributions charged against capital if the savings association would not be "well capitalized" following the distribution or any other transaction the OTS determines to be a distribution of capital. To the extent that the OTS regulations described below and the prompt corrective action provisions are inconsistent, the prompt corrective action provisions control.

     Under current OTS regulations, a savings association is required to file an application with the OTS for approval to make a capital distribution if: (i) it is not eligible for expedited treatment under the OTS application processing rules; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years; (iii) the savings association would not be adequately capitalized under the OTS capital regulation following the distribution; or (iv) the capital distribution would violate a statute, regulation or agreement with the OTS or a condition imposed by the OTS. A savings association that is not required to file an application may be required to file a notice with the OTS under certain conditions, including if it is a subsidiary of a holding company. The OTS may disapprove an application or notice if the proposed capital distribution would:
(i) make the association undercapitalized, significantly undercapitalized or critically undercapitalized; (ii) raise safety or soundness concerns; or (iii) violate a statute, regulation or agreement with the OTS (or with the FDIC), or a condition imposed in an OTS-approved application or notice.

TRANSACTIONS WITH AFFILIATES

     Under federal law and regulation, transactions between a savings association and its "affiliates," such as its holding company and other companies controlled by its holding company, are subject to quantitative and qualitative restrictions. Savings associations are restricted in their ability to engage in certain types of transactions with their affiliates, including transactions that could provide funds to a holding company for the payment of capital distributions.

     These "covered transactions" generally include:

     - lending or extending credit to an affiliate;

     - purchasing assets from an affiliate;

     - accepting securities issued by an affiliate as collateral for a loan or extension of credit; and

     - issuing a guarantee, acceptance or letter of credit on behalf of an affiliate.

Covered transactions are permitted between a savings association and single affiliate up to 10% of the capital stock and surplus of the association, and between a savings association and all of its affiliates together up to 20% of the capital stock and surplus of the association. The purchase of low-quality assets by a savings association from an affiliate is not permitted. Each loan or extension of credit to an affiliate by a savings association must be secured by collateral with a market value ranging from 100% to 130% (depending on the type of collateral) of the amount of credit extended. A savings association is not permitted, however, to make a loan or extension of credit to any affiliate unless the affiliate is engaged only in activities that the Federal Reserve Board has determined to be permissible for bank holding companies. Savings associations also are prohibited from purchasing or investing in securities issued by an affiliate, other than shares of a subsidiary.

     Covered transactions between a savings association and an affiliate, and certain other transactions with or benefitting an affiliate, must be on terms and conditions at least as favorable to the association as those prevailing at the time for comparable transactions with non-affiliated companies. This arm's-length requirement applies to all covered transactions, as well as to:

     - the sale of securities or other assets to an affiliate;

     - the payment of money or the furnishing of services to an affiliate;

     - any transaction in which an affiliate acts as agent or broker or receives a fee for its services to the savings association or to any other person; or

     - any transaction or series of transactions with a third party if any affiliate has a financial interest in the third party or is a participant in the transaction or series of transactions.

                  DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

     As required by Federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by documents called "indentures." The indenture is a contract between us and the trustee named in the applicable prospectus supplement, which acts as trustee for the debt securities. There may be more than one trustee under each indenture for different series of debt securities. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later on page 13 under "Remedies If an Event of Default Occurs." Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell, and sending you notices.

     The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by New York law.

     We may issue either senior debt securities or subordinated debt securities. The senior and subordinated debt securities are issued under different indentures and may have different trustees. The forms of subordinated indenture and senior indenture are exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" on page 16 for information on how to obtain a copy. When we refer to the indenture we mean both the senior indenture and the subordinated indenture unless we indicate otherwise. When we refer to the trustee we mean both the senior trustee and the subordinated trustee unless we indicate otherwise.

     We may issue as many distinct series of debt securities under each indenture as we wish. This section summarizes terms of the debt securities that are common to all series. Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to, and qualified in its entirety by, reference to all the provisions of the indenture, including definitions of certain terms used in the indenture. We describe the meaning for only the more important terms. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in a prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

     Certain material specific financial, legal and other terms of the debt securities particular to your series will be described in the prospectus supplement relating to your series. The prospectus supplement relating to your series of debt securities will describe the following terms of your series:

     - the title of your series of debt securities;

     - any limit on the aggregate principal amount of your series of debt securities;

     - the date or dates on which your series of debt securities will mature;

     - the annual rate or rates (which may be fixed or variable) at which your series of debt securities will bear interest, if any, and the date or dates from which the interest, if any, will accrue;

     - the dates on which interest, if any, on your series of debt securities will be payable and the regular record dates for those interest payment dates;

     - any mandatory or optional sinking funds or analogous provisions or provisions for redemption at your option;

     - the date, if any, after which and the price or prices at which your series of debt securities may, in accordance with any option or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision;

     - if other than denominations of $1,000 and any integral multiple thereof, the denomination in which your series of debt securities will be issuable;

     - if other than the principal amount thereof, the portion of the principal amount of your series of debt securities which will be payable upon the declaration of acceleration of the maturity of those debt securities;

     - the currency of payment of principal, premium, if any, and interest on your series of debt securities;

     - any index or formula used to determine the amount of payment of principal of, premium, if any, and interest on your series of debt securities;

     - the applicability of the provisions described under "Defeasance" on page 11;

     - whether any debt securities will be issued in the form of a global security, the wording of any legal legend to be placed on any global security in addition to or instead of a legend describing the restrictions on exchanges and transfers listed under "Global Securities" on page 7 and, if different from those described in that subsection, any circumstances under which a global security may be exchanged for debt securities registered in the names of persons other than the depositary for the global security or its nominee;

     - whether your series of debt securities are subordinated debt securities or senior debt securities;

     - if your series of debt securities are subordinated debt securities, whether the subordination provisions summarized below or different subordination provisions will apply; and

     - any other material terms of your series of debt securities.

     Those terms may vary from the terms described here. Thus, this summary also is subject to and qualified by reference to the description of the particular terms of your series to be described in the prospectus supplement. The prospectus supplement relating to your series of debt securities will be attached to the front of this prospectus.

LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

     Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in "street name." Instead, we would recognize only the bank or broker or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in "street name," you should check with your own bank or broker to find out:

     - How it handles debt securities payments and notices;

     - Whether it imposes fees or charges;

     - How it would handle voting if ever required;

     - Whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below; and

     - How it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons or entities who are the direct holders of debt securities; i.e., those who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold in "street name" or through other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of "global securities" as described below. For example, once we make a payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a "street name" customer but does not do so.

GLOBAL SECURITIES

     What is a Global Security? A "global security" is a special type of indirectly held security, as described above under " 'Street Name' and Other Indirect Holders." If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the "depositary." Any person wishing to own a debt security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement will indicate whether your series of debt securities will be issued in the form of global securities.

     Special Investor Considerations for Global Securities. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a registered holder of debt securities and instead deal only with the depositary that holds the global security.

     An investor should be aware that if debt securities are issued in the form of global securities:

     - The investor cannot get debt securities registered in his or her own name;

     - The investor cannot receive physical certificates for his or her interest in the debt securities;

     - The investor will be a "street name" holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities. See " 'Street Name' and Other Indirect Holders" on page 6;

     - The investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates; and

     - The depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way.

     Special Situations When Global Security Will Be Terminated. In a few special situations described later, the global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in "street name" will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in debt securities transferred to their own name, so that they will be direct holders. The rights of "street name" investors and direct holders in the debt securities have been previously described in the subsections entitled " 'Street Name' and Other Indirect Holders" on page 6 and "Direct Holders" on page 7.

     The special situations for termination of a global security are:

     - When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary;

     - When we notify the trustee that we wish to terminate the global security; or

     - When an "event of default" on the debt securities has occurred and has not been cured. (Defaults are discussed later under "Events of Default" on pages 12 and 13.)

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not us or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders. (Sections 204 and 305)

   IN THE REMAINDER OF THIS DESCRIPTION, "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF DEBT SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ON PAGE 6 ENTITLED " 'STREET NAME' AND OTHER INDIRECT HOLDERS."

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

     The remainder of this description summarizes:

     - ADDITIONAL MECHANICS relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

     - Your rights under several SPECIAL SITUATIONS, such as if we merge with another company or if we want to change a term of the debt securities;

     - Promises we make to you about how we will run our business or business actions we promise not to take (known as "RESTRICTIVE COVENANTS"); and

     - Your rights if we DEFAULT or experience other financial difficulties.

ADDITIONAL MECHANICS

FORM, EXCHANGE AND TRANSFER

     The debt securities will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - unless otherwise indicated in the prospectus supplement, in denominations that are even multiples of $1,000. (Section 302)

     You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section
305) This is called an "exchange."

     You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may appoint another entity or perform this role ourselves. The entity performing the role of maintaining the list of registered direct holders is called the "security registrar." It will also perform transfers. (Section 305)

     You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

     If we designate a securities registrar, it will be named in the prospectus supplement. We may cancel the designation of any particular securities registrar. We may also approve a change in the office through which any security registrar acts. (Section 1002)

     If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed. (Section 305)

PAYMENT AND PAYING AGENTS

     We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "regular record date" and will be stated in the prospectus supplement. (Section 307) Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called "accrued interest."

     We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

   "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called "paying agents." We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities. (Section 1002)

NOTICES

     We and the trustee will send notices regarding the debt securities only to direct holders, using their addresses as listed in the trustee's records. (Sections 101 and 106)

     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 1003)

SPECIAL SITUATIONS

MERGERS AND SIMILAR EVENTS

     We are generally permitted to consolidate or merge with another entity. We are also permitted to sell or lease substantially all of our assets to another company, or to buy or lease substantially all of the assets of another entity. However, we may not take any of these actions unless the following conditions (among others) are met:

     - Where we merge out of existence or sell or lease substantially all our assets, the other entity must be a corporation, partnership or trust organized under the laws of a State or the District of Columbia or under federal law, and it must agree to be legally responsible for the debt securities.

     - The merger, sale of assets or other transaction must not cause a default on the debt securities, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an event of default, as described on pages 12 and 13, that has occurred and not been cured. A default for this purpose would also include any event that would be an event of default if the requirements for giving us notice of our default or our default having to exist for a specific period of time were disregarded. (Section 801)

MODIFICATION AND WAIVER

     There are three types of changes we can make to the indentures and the debt securities.

     Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

     - change the payment due date of the principal or interest on a debt security;

     - reduce any amounts due on a debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

     - change the place or currency of payment on a debt security;

     - impair your right to sue for payment;

     - if your debt securities are subordinated debt securities, modify the subordination provisions in a manner that is adverse to you;

     - reduce the percentage of direct holders of debt securities whose consent is needed to modify or amend the indenture;

     - reduce the percentage of direct holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

     - modify any other aspect of the provisions dealing with modification and waiver of the indenture. (Section 902)

     Changes Requiring a Majority Vote. The second type of change to the indentures and the debt securities is the kind that requires a vote in favor by direct holders of debt securities owning a majority of the principal amount of the particular series affected. The same majority vote would be required for us to obtain a waiver of all or part of the restrictive covenants described later on page 11, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously on this page under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 513)

     Changes Not Requiring Approval. The third type of change does not require any vote by direct holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities. (Section 901)

     Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

     - For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default;

     - For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement; and

     - For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

     Debt securities will not be considered outstanding, and the holders will therefore not be eligible to vote, if we have deposited or set aside in trust for the holders money for their payment or redemption. (Section 101) Holders of debt securities will also not be eligible to vote if the debt securities have been fully defeased as described later on page 11 under "Full Defeasance." (Section 101)

     We will generally be entitled to set any day as a record date for the purpose of determining the direct holders of outstanding debt securities that are entitled to vote or take other action under the indenture. (Section 301) In certain limited circumstances, the trustee will be entitled to set a record date for action by direct holders. If we or the trustee set a record date for a vote or other action to be taken by direct holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

   "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

RESTRICTIVE COVENANTS

THE SENIOR INDENTURE LIMITS HOW WE MAY DISPOSE OF VOTING STOCK OF OUR PRINCIPAL SUBSIDIARY BANK

     Under the senior indenture, we cannot assign, sell, grant a security interest in or otherwise dispose of any shares or rights to obtain shares with general voting power (other than directors' qualifying shares) of any principal subsidiary bank. A "principal subsidiary bank" is a bank subsidiary that has total assets equal to 30% or more of our assets. Currently, our only principal subsidiary bank is Dime Savings Bank. Also, we may not permit a principal subsidiary bank to issue any shares or rights to obtain shares with general voting power of that bank except for transactions that are:

     - for fair market value on the date of action and, after the transaction, we own at least 80% of the shares of issued voting stock of the principal subsidiary bank;

     - required by a court or regulatory authority as a condition of permitting certain acquisitions by us;

     - made where the principal subsidiary bank unconditionally guarantees payment on the debt securities; or

     - made to us or any of our wholly-owned subsidiaries if the subsidiary agrees to be bound by this covenant and we agree to maintain that subsidiary as a wholly-owned subsidiary.

     A principal subsidiary bank may generally merge into or consolidate with another banking institution if, after the transaction, we or any of our wholly-owned subsidiaries own at least 80% of the issued voting stock of the other banking institution clear of any security interest and there is no event of default if the resulting banking institution is treated as a principal subsidiary bank.

     The subordinated indenture does not contain this limitation, and these limits are not intended for the benefit of the subordinated debt securities.

DEFEASANCE

     The following discussion of "full defeasance" and "covenant defeasance" will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement. (Section 1301)

     Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities (called "full defeasance") if the following things happen:

     - We must irrevocably deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

     - We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above. (Sections 1302 and 1304)

     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. In the case of subordinated debt securities, you would also be released from the subordination provisions on the subordinated debt securities described later under "Subordination of the Subordinated Debt Securities" on page 14.

     Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities and, in the case of subordinated debt securities, you would be released from the subordination provisions on the subordinated debt securities described later on page 14. In order to achieve covenant defeasance, we must do the following:

     - Deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - Deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

     If we accomplish covenant defeasance, the following provisions (among others) of the indenture and the debt securities would no longer apply:

     - Our promises regarding disposition of the stock of Dime Savings Bank is previously described on page 11 under "The Senior Indenture Limits How We May Dispose of Voting Stock of Our Principal Subsidiary Bank," and any other covenants applicable to the series of debt securities and described in the prospectus supplement;

     - The events of default relating to breach of covenants and acceleration of the maturity of other debt, described later on this page under "Events of Default"; and

     - In the case of subordinated debt securities, the subordination provisions on the subordinated debt securities described later on page 14 under "Subordination of Subordinated Debt Securities."

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 1303 and 1304)

DEFAULT AND RELATED MATTERS

RANKING

     The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The senior debt securities are not subordinated to any of our other debt obligations, and therefore they rank equally with all our other unsecured and unsubordinated indebtedness. The subordinated debt securities are subordinated to some of our existing and future debt and other liabilities. See "Subordination of Subordinated Debt Securities" on page 14 for additional information on how subordination limits your ability to receive payment or pursue other rights if we default or have certain other financial difficulties.

EVENTS OF DEFAULT

     You will have special rights if an "event of default" occurs and is not cured, as described later in this subsection. The events of default for the senior debt securities are different than those for the subordinated debt securities.

     The Senior Indenture. Under the senior indenture, the term "event of default" means any of the following:

     - We do not pay the principal or any premium on a debt security on its due date;

     - We do not pay interest on a debt security within 30 days of its due date;

     - We do not deposit any sinking fund payment on its due date;

     - We remain in breach of the restrictive covenant described previously under "The Senior Indenture Limits How We May Dispose of Voting Stock of Our Principal Subsidiary Bank" or any other term of the senior indenture for 60 days after we receive a notice stating we are in breach. The notice must be sent by either the trustee or direct holders of at least 25% of the principal amount of outstanding debt securities of the affected series;

     - We or Dime Savings Bank fail to pay an amount of debt (other than the debt securities) totaling more than $5,000,000, our obligation to repay is accelerated by our lenders, and this payment obligation remains accelerated for 60 days after we receive notice of default as described in the previous paragraph;

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur; and

     - Any other event of default described in the prospectus supplement occurs. (Section 501)

     The Subordinated Indenture. Under the subordinated indenture, the term "event of default" means any of the following:

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur; and

     - Any other event of default described in the prospectus supplement occurs. (Section 501)

     Under the subordinated indenture, the term "default" means any of the following:

     - We do not pay the principal or any premium on a debt security on its due date;

     - We do not pay interest on a debt security within 30 days of its due date;

     - An event of default occurs with respect to any security of that series;

     - We remain in breach of any other term of the subordinated indenture for 30 days after we receive a notice stating we are in breach. The notice must be sent by either the trustee or direct holders of at least 25% of the principal amount of outstanding debt securities of the affected series;

     - Any other default described in the prospectus supplement (Section 503) occurs.

     Remedies If an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the direct holders of 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a "declaration of acceleration of maturity." A declaration of acceleration of maturity may be canceled by the direct holders of at least a majority in principal amount of the debt securities of the affected series. (Section 502) If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any direct holder.

     Except in cases of default, where a trustee has some special duties, a trustee is not required to take any action under the indenture at the request of any direct holders unless the direct holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). (Section 603) If reasonable indemnity is provided, the direct holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority direct holders may also direct the trustee in performing any other action under the indenture. (Section 512)

     In general, before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured;

     - The direct holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

     - The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity; and

     - The trustee must not have received from direct holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with the written notice during the 60 day period after receipt of the above notice. (Section 507)

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date. (Section 508)
 "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

     We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default. (Section
1004)

SUBORDINATION OF THE SUBORDINATED DEBT SECURITIES

     The subordinated debt securities are subordinated securities and, as a result, the payment of principal of, and any premium and interest on, the debt securities is subordinated in right of payment to the prior payment in full of all of our senior debt. This means that, in certain circumstances where we may not be making payments on all of our debt obligations as they come due, the holders of all of our senior debt will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before the holders of subordinated debt securities will be entitled to receive any amounts on the subordinated debt securities. These circumstances include:

     - We make a payment or distribute assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, or as part of an assignment or marshalling of our assets for the benefit of our creditors;

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or similar proceedings occur; or

     - The maturity of the subordinated debt securities is accelerated. For example, the entire principal amount of a series of subordinated debt securities may be declared to be due and immediately payable or may be automatically accelerated due to an event of default as described under "Events of Default" on pages 12 and 13.

     In addition, we are not permitted to make payments of principal of, or any premium or interest on, the subordinated debt securities if we default in our obligation to make payments on senior debt and do not cure such default, or if an event of default that permits the holders of senior debt to accelerate the maturity of the senior debt occurs.

     These subordination provisions mean that if we are insolvent a direct holder of our senior debt may ultimately receive out of our assets more than a direct holder of the same amount of our subordinated debt securities and a creditor of ours that is owed a specific amount may ultimately receive more than a direct holder of the same amount of subordinated debt securities.

     "Senior debt" means the principal of, and any premium and interest on, all of our indebtedness (including indebtedness of others that we guarantee), whether such indebtedness exists now or is created, incurred or assumed by us after the date of this prospectus, that is for money we borrow or is evidenced by a note or similar instrument that we have given when we acquire any business, property or assets or that we owe as a lessee under leases that generally accepted accounting principles require us to capitalize on our balance sheet or leases made as part of any sale and leaseback transaction we engage in. Senior debt includes any senior debt securities. Senior debt also includes any amendment, renewal, replacement, extension, modification and refunding of any indebtedness that itself was senior debt. Senior debt does not include any indebtedness that expressly states in the instrument creating or evidencing it that it does not rank senior in right of payment to the debt securities. Senior debt does not include the subordinated debt securities.

     At March 31, 1999, we owed a total of $200 million in principal amount of senior debt, without counting any accrued interest on that senior debt. The indenture does not limit the amount of senior debt we are permitted to have, and we may in the future incur additional senior debt.

REGARDING THE TRUSTEE

     The trustee for the senior debt securities and the trustee for the subordinated debt securities each will be named in the applicable prospectus supplement.

     Any trustee of debt securities may resign or be removed, and a new trustee may be appointed to replace the previous trustee. If two or more persons or entities are acting as trustees for different series of debt securities, each trustee is a trustee of a trust under its indenture separate from the trust administered by any other trustee. Any action to be taken by the "trustee" may then be taken by each trustee only with respect to the series of debt securities for which it is trustee.

     In the ordinary course of business, we and our subsidiaries may conduct transactions with trustees, and trustees and their affiliates may conduct transactions with us and our subsidiaries.

                              PLAN OF DISTRIBUTION

     We may sell, from time to time, the debt securities through agents or underwriters, or directly to one or more purchasers.

AGENTS

     We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment to sell debt securities on a continuing basis.

UNDERWRITERS

     If we use underwriters for a sale of debt securities, the debt securities will be acquired by the underwriters for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase debt securities will be subject to certain conditions. Unless the applicable prospectus supplement has different terms, the underwriters will be obligated to purchase all the debt securities of the series offered if any of the debt securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to underwriters may be changed from time to time.

DIRECT SALES

     We may also sell debt securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation described in the applicable prospectus supplement. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their business.

                        VALIDITY OF THE DEBT SECURITIES

     Unless otherwise indicated in the applicable prospectus supplement, the validity of any debt securities offered hereby will be passed upon for us by our counsel, Sullivan & Cromwell, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's public reference rooms in its offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Because our common stock is listed on the NYSE, you may inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" information we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the debt securities.

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     - Current Reports on Form 8-K dated January 21, 1999, January 28, 1999, April 15, 1999, April 26, 1999 and May 27, 1999; and Amendment No. 1 to Current Report on Form 8-K dated April 19, 1999.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

  Dime Bancorp, Inc.
  589 Fifth Avenue
  New York, New York 10017
  Attention: Investor Relations Department
  Telephone (212) 326-6170

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debt securities in states where the offer is not permitted. You should not assume that the information appearing in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, included in our 1998 annual report on Form 10-K and incorporated by reference in this prospectus have been incorporated by reference herein and in the registration statement of which this prospectus is a part in reliance on the report of KPMG LLP, independent public accountants, included in our 1998 annual report on Form 10-K, and incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

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                                  $150,000,000

                                  [DIME LOGO]

                               DIME BANCORP, INC.

                                    7% NOTES

                              DUE JULY 25, 2001

                ------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                ------------------------------------------------

CREDIT SUISSE FIRST BOSTON                                   MERRILL LYNCH & CO.
GOLDMAN, SACHS & CO.
                 LEHMAN BROTHERS
                                  J.P. MORGAN & CO.
                                               SALOMON SMITH BARNEY

                                  JULY 7, 1999

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